                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. )(1)

                            CLINTRIALS RESEARCH INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    188767107
                                 (CUSIP Number)

                                STEWART G. LESLIE
                         INVERESK RESEARCH GROUP LIMITED
                           ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                               +44 (1875) 614-545

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              John A. Healy, Esq.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000

                               February 22, 2001
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 12 pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 188767107                  13D                            Page 2 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                          INDIGO ACQUISITION CORP.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]

                                                                          (b)[ ]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                             BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                  [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

                               7.   SOLE VOTING POWER
       NUMBER OF                           0
         SHARES
      BENEFICIALLY             8.   SHARED VOTING POWER
        OWNED BY                        3,805,655
          EACH
       REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON WITH                          0

                              10.   SHARED DISPOSITIVE POWER
                                         3,805,655

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,805,655

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES   [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              20.7%

    14.      TYPE OF REPORTING PERSON

                              CO

CUSIP No. 188767107              13D                                Page 3 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                      INVERESK RESEARCH (CANADA) INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[X]
                                                             (b)[ ]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                              BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                    [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CANADA

                            7.    SOLE VOTING POWER
       NUMBER OF                          0
         SHARES
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY                      3,805,655
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING                          0
      PERSON WITH          10.    SHARED DISPOSITIVE POWER
                                       3,805,655


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,805,655

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       20.7%

    14.      TYPE OF REPORTING PERSON
                                       CO

CUSIP No. 188767107                13D                              Page 4 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                          INVERESK RESEARCH GROUP LIMITED

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                                        BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SCOTLAND

                             7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                        0
      BENEFICIALLY
        OWNED BY             8.    SHARED VOTING POWER
          EACH                         3,805,655
       REPORTING
      PERSON WITH            9.    SOLE DISPOSITIVE POWER

                                       0
                            10.    SHARED DISPOSITIVE POWER

                                       3,805,655

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  3,805,655

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   20.7%

    14.      TYPE OF REPORTING PERSON
                                                   CO

CUSIP No. 188767107                      13D                        Page 5 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                           CANDOVER 1997 FUND

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[X]
                                                                          (b)[ ]
    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                                     BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     UNITED KINGDOM

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                        0
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                          3,805,655
       REPORTING            9.    SOLE DISPOSITIVE POWER
                                        0
                           10.    SHARED DISPOSITIVE POWER
                                       3,805,655


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,805,655(1)

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES    [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         20.7%

    14.      TYPE OF REPORTING PERSON
                                         CO

(1)  The reporting party disclaims beneficial ownership of these shares. See note 4 on page 8.

CUSIP No. 188767107                13D                              Page 6 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                           CANDOVER PARTNERS LIMITED

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[X]
                                                                          (b)[ ]
    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                               BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED KINGDOM

                                 7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                             0
      BENEFICIALLY               8.    SHARED VOTING POWER
        OWNED BY
          EACH                            3,805,655
       REPORTING                 9.    SOLE DISPOSITIVE POWER
      PERSON WITH
                                          0
                                10.    SHARED DISPOSITIVE POWER

                                          3,805,655

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  3,805,655(2)

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES    [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 20.7%

    14.      TYPE OF REPORTING PERSON
                                 CO

(2)  The reporting party disclaims beneficial ownership of these shares. See note 4 on page 8.

CUSIP No. 188767107                   13D                           Page 7 of 12

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                           CANDOVER INVESTMENTS PLC

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS
                                 BK, AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   UNITED KINGDOM

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                         0
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                          3,805,655
       REPORTING            9.    SOLE DISPOSITIVE POWER
       PERSON WITH
                                        0
                           10.    SHARED DISPOSITIVE POWER

                                        3,805,655

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                3,805,655(3)

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 20.7%

    14.      TYPE OF REPORTING PERSON
                                                 CO

(3) The reporting party disclaims beneficial ownership of these shares. See note 4 on following page. (footnotes continued on following page)

 (4) On February 22, 2001, Inveresk Research Group Limited, a corporation organized under the laws of Scotland ("Parent") and Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada") and a wholly owned subsidiary of Parent, entered into a Stockholders Agreement (the "Stockholders Agreement") with Richard J. Eskind, Richard J. Eskind Grantor Retained Annuity Trust No. 2, Irwin B. Eskind, Irwin B. Eskind, M.D., Grantor Retained Annuity Trust No. 4, Paul J. Ottaviano, Edward G. Nelson, Nelson Capital Corporation, S. Colin Neill, Roscoe Robinson and William
         C. O'Neil, Jr. (the "Principal Stockholders") pursuant to which each Principal Stockholder has agreed, among other things, in connection with the Offer (as defined in the Offer to Purchase (as defined below)) to tender all such Principal Stockholder's shares of Common Stock of the Company (as defined below) at a price of $6.00 per share in cash or such greater amount as shall be equal to the highest price per Share (as defined in the Offer to Purchase) paid pursuant to the Offer. Under the Stockholders Agreement, each Principal Stockholder has granted to Parent and any nominee of Parent a proxy with respect to the Shares subject to the Stockholders Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase through the Offer and vote the Shares subject to the Stockholders Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of such Stockholders Agreement is attached hereto as Exhibit (2)(c) and is described more fully in Section 11 of the Offer to Purchase dated March 5, 2001 (the "Offer to Purchase"), attached hereto as Exhibit (2)(a). Candover Investments plc ("Candover Investments") is the ultimate holding company of Candover Partners Limited ("Candover Partners"), the general partner of the limited partnerships that make up the Candover 1997 Fund (the "1997 Fund"). As of the date hereof, the 1997 Fund owns 71.39% of Parent's ordinary share capital, a further 8.57% being held by Candover Investments.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Clintrials Research Inc., a Delaware corporation (the "Company"). The Issuer's principal executive offices are located at 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This Schedule 13D is being filed by Purchaser, a wholly owned subsidiary of Inveresk Canada, which, in turn, is a wholly owned subsidiary of Parent. Candover Investments is the ultimate holding company of Candover Partners, the general partner of the limited partnerships that make up the 1997 Fund. As of the date hereof, the 1997 Fund owns 71.39% of Parent's ordinary share capital, a further 8.57% being held by Candover Investments. Information concerning the principal business and the address of the principal offices of Purchaser, Inveresk Canada, Parent, the 1997 Fund, Candover Partners and Candover Investments is set forth in Section 9 ("Certain Information Concerning Candover Investments plc, Candover Partners Ltd., Candover 1997 Fund, Parent, Inveresk Canada and Purchaser") of the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase, a copy of which is attached hereto as Exhibit (2)(a). The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser, Inveresk Canada, Parent and Candover Investments is set forth in Schedule A to the Offer to Purchase and is incorporated herein by reference.

         (d) - (e) During the last five years, none of Purchaser, Inveresk Canada, Parent, the 1997 Fund, Candover Partners or Candover Investments or, to the best knowledge of Purchaser, Inveresk Canada, Parent, the 1997 Fund, Candover Partners or Candover Investments, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a) - (g) and (j) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

         (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation, Margin Regulations and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) The information set forth in "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in "Introduction", Section 9 ("Certain Information Concerning Candover Investments plc, Candover Partners Ltd., Candover 1997 Fund, Parent, Inveresk Canada and Purchaser") and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Joint Filing Agreement dated March 2, 2001.

         (2)(a)   Offer to Purchase, dated March 5, 2001.

         (2)(b) Agreement and Plan of Merger, dated February 22, 2001, among the Company, Purchaser and Parent.

         (2)(c) Stockholders Agreement, dated as of February 22, 2001, among Parent, Purchaser, and the Principal Stockholders.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2001



                                   INDIGO ACQUISITION CORP.

                                   /s/ Walter S. Nimmo
                                   ------------------------------------
                                   Name:  Walter S. Nimmo
                                   Title: President

                                   /s/ Alastair McEwan
                                   ------------------------------------
                                   Name:  Alastair McEwan
                                   Title: Vice President

                                   INVERESK RESEARCH (CANADA) INC.


                                   /s/ Walter S. Nimmo
                                   ------------------------------------
                                   Name:  Walter S. Nimmo
                                   Title: Director, President and Secretary

                                   INVERESK RESEARCH GROUP LIMITED

                                   /s/ Walter S. Nimmo
                                   ------------------------------------
                                   Name:  Walter S. Nimmo
                                   Title: Chief Executive Officer

                                   /s/ Stewart G. Leslie
                                   ------------------------------------
                                   Name:  Stewart G. Leslie
                                   Title: Finance Director and
                                          Company Secretary

                                   [Signatures Continued on Next Page]

                                   CANDOVER 1997 FUND
                                   for and on behalf of Candover Partners
                                   Limited as general partner

                                   /s/ I.J. Gray
                                   ------------------------------------
                                   Name: I.J. Gray
                                   Title: Authorized Signatory

                                   CANDOVER PARTNERS LIMITED

                                   /s/ I.J. Gray
                                   ------------------------------------
                                   Name: I.J. Gray
                                   Title: Authorized Signatory

                                   CANDOVER INVESTMENTS PLC

                                   /s/ I.J. Gray
                                   ------------------------------------
                                   Name: I.J. Gray
                                   Title: Authorized Signatory

EXHIBIT INDEX

         (1)       Joint Filing Agreement dated March 2, 2001

         (2)(a)   Offer to Purchase, dated March 5, 2001.

         (2)(b) Agreement and Plan of Merger, dated February 22. 2001, among the Company, Purchaser and Parent.

         (2)(c) Stockholders Agreement, dated as of February 22, 2001, among Parent, Purchaser, and the Principal Stockholders.


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